UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

13 May 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒

Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

13 May 2025

Bank of America 2025 Global Metals, Mining and Steel Conference

BHP CEO, Mike Henry, will present at the Bank of America 2025 Global Metals, Mining & Steel Conference in Barcelona, Spain today at 9:30am Eastern Daylight Time (5:30pm Australian Eastern Standard Time).

The presentation slides are attached and also available at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

A transcript of Mike’s presentation will also be available shortly after the presentation at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

A webcast of the presentation can be viewed at: https://bofa.veracast.com/webcasts/bofa/metalsminingsteeluk2025/id72BjUN.cfm

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

Latin America	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

BHP Copper South Australia Bank of America Global Metals, Mining & Steel Conference 2025 Mike Henry Chief Executive Officer

Disclaimer 2 The information in this presentation is current as at 13 May 2025. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2024. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’ ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2024 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2024 compared with the half year ended 31 December 2023; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from FY21 onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium-term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY23 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for the period until 2 April 2024; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content is contained on slide 16. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Financial Report for the half year ended 31 December 2024. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2024 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco and Vicuña. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, and sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2024 to 31 December 2024 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from nonoperated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. 13 May 2025 Bank of America Global Metals, Mining & Steel Conference

BHP’s commodities are resilient 13 May 2025 3 Bank of America Global Metals, Mining & Steel Conference We are well positioned for the multiple scenarios that could play out US effective tariff rate Global GDP China impact Steelmaking materials Copper Potash Pre-tariffs 2.5% ~3% 4.5 to 5.0% GDP growth Stimulus expected Stable Positive Mild positive Escalated trade war Higher than current Significant downside Lower GDP growth Increased stimulus Slight negative Slight negative Minimal impact Trade deals executed Lower than current Mild upside Upside to GDP growth Mild positive Positive Positive Portfolio impacts

Consistent performance through the cycle 13 May 2025 4 Bank of America Global Metals, Mining & Steel Conference Our winning strategy, high quality assets and disciplined approach has helped us deliver operational consistency in volatile markets …enabled us to deliver strong operating cashflow of >$15 bn2 (Net operating cash flow, US$ bn) (Bloomberg commodity index, rebased) 0 15 30 45 FY10 FY12 FY14 FY16 FY18 FY20 FY22 FY24 Operating cash flow (H1) Operating cash flow (H2) US$15 bn 0 20 40 60 80 100 120 140 160 180 0 10 20 30 40 50 60 70 FY10 FY12 FY14 FY16 FY18 FY20 FY22 FY24 Industry leading margins generated through the cycle…1 (Underlying EBITDA margin, %) (Bloomberg commodity index, rebased) Competitors range Note: Competitors include Anglo American, Glencore (ex-marketing), Rio Tinto and Vale. Source: Company Reports, Bloomberg. Bloomberg commodity index (quarterly)

Strong balance sheet provides optionality 13 May 2025 5 Bank of America Global Metals, Mining & Steel Conference Our net debt, leverage and gearing remains low Net debt target range has been revised over time (Net debt, US$ bn) 0 5 10 15 20 25 30 35 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 CY14 CY16 CY18 CY20 CY22 CY24 Competitor range net debt/EBITDA Net debt/EBITDA BHP has low absolute leverage vs. sector3 (Net debt / LTM EBITDA, x) (Gearing, %) Source: BHP analysis, Bloomberg estimates Note: Competitors include Anglo American, Glencore and Rio Tinto. LTM – last 12 month EBITDA to HY25. Net debt Net debt target range 0 5 10 15 20 25 30 FY14 FY16 FY18 FY20 FY22 FY24 FY25e FY25 net debt expected to increase to around the top end of the target range of US$5 to US$15 bn 0.36x $10 bn net debt 0.55x $15 bn net debt 0.73x $20 bn net debt Illustrative leverage (Net debt US$ scenario / LTM EBITDA) Gearing

Our organic options leverage our strengths 13 May 2025 6 Bank of America Global Metals, Mining & Steel Conference We have growth underway from our existing assets and an attractive portfolio of projects Chilean copper Copper South Australia Jansen Stages 1 & 2 Western Australia Iron Ore ~8.5 Mtpa by early 2030s Pathway to deliver >500 ktpa by early 2030s5 Growth to >305 Mtpa in medium term Pathway back to ~1.4 Mtpa average across FY31 to FY404 BMA Recovery to 43-45 Mtpa planned in medium term Western Australia Iron Ore Studies for up to 330 Mtpa due CY25 Consistent NOCF2 Highest margins vs competitors1 Strong balance sheet BHP Operating System (BOS) and our approach to operational excellence… …underpins strong financial performance… …which couples with our capital discipline and other strengths to deliver value Delivering social value Attractive organic growth pipeline Capital Allocation Framework Delivering volume growth near term… …future options also advancing 0.00 0.20 0.40 0.60 0.80 1.00 1.20 1.40 1.60 1.80 2.00 2.20 CY20 CY21 CY22 CY23 CY24 Competitor 1 Competitor 2 Escondida 0 5 10 15 20 25 FY20 FY21 FY22 FY23 FY24 HY25 Competitor 1 Competitor 2 WAIO

Consistently delivering operational excellence 13 May 2025 7 Bank of America Global Metals, Mining & Steel Conference Leveraging the BHP Operating System (BOS) we have created an ongoing advantage on costs versus major competitors WAIO continues to outperform6… (Iron ore C1 unit cost, US$/t) …and we are replicating this success at Escondida7 (Copper net unit cost, US$/lb) Note: Competitors include Fortescue and Rio Tinto. Source: Company Reports. Note: Competitors include Anglo American’s Chilean operation and Antofagasta. Source: Company Reports.

WAIO set to generate strong cashflow through the cycle 13 May 2025 8 Bank of America Global Metals, Mining & Steel Conference China to maintain current steel production rates for several years with iron ore cost support in the range of ~US$80-100/t 8 WAIO’s low cost is a competitive advantage9 2024 US$/dmt All-in cost curve (CFR China, 62% Fe fines equivalent) 0 400 800 1,200 1,600 ~180Mt at >US$80/t price Iron ore (Dry metric, Mt) US$80/t BHP WAIO FY20 to HY25 average demonstrates resilience >5 years Lowest cost major iron ore producer 10 ~69% EBITDA margin ~62% ROCE ~88% FCF conversion Source: Wood Mackenzie 57 93 136 173 15 48 58 65 97 88 70 56 0 50 100 150 200 250 300 350 400 2020 2030 2040 2050

BMA well positioned 0 10 20 30 40 50 60 70 80 90 100 BHP BMA Competitor 1 Competitor 2 Competitor 3 Competitor 4 Premium Hard Coking Coal Hard Coking Coal Semi-soft Coking Coal and PCI BMA is largest producer of Premium Hard Coking Coal…11 (CY24 estimated seaborne sales by product quality, % share) India SE Asia Other Asia Europe Rest of World …with sales highly leveraged to growing demand from India and SE Asia (Steelmaking coal seaborne demand, Mt) Note: PCI = Pulverised Coal Injection; Competitors include Coronado, Glencore, Peabody and Whitehaven. Source: BHP Analysis, Wood Mackenzie. Source: BHP analysis. Source: Wood Mackenzie Investment Horizon Outlook H2 2024. 13 May 2025 9 Bank of America Global Metals, Mining & Steel Conference Growing demand for BMA’s higher-quality steelmaking coal over the medium term and beyond (BMA CY24 sales by region, % share). 5.7 10.1 2.1 3.4 1.9 3.8 4.5 3.8 1.3 1.5 2020 2024 2020 2024 2020 2024 2020 2024 2020 2024

Delivering copper growth and significant future optionality 13 May 2025 10 Bank of America Global Metals, Mining & Steel Conference BHP is world’s largest copper producer12 with largest copper resource base13 Absolute copper EBITDA growth14 (US$ bn) Competitor 1 Competitor 2 Competitor 3 Competitor 4 > US$4.4bn > US$1.3bn > US$1.9bn > US$(0.8)bn > US$0.2bn Absolute copper EBITDA growth/decline Note: Competitors include Anglo American, Glencore, Rio Tinto and Vale. Source: Company Reports.

Dip to be filled as Escondida growth program advances Growth program schedule continues to be optimised, positive impact on medium term Building on strong operating performance with levers across concentrators and leaching Life of Los Colorados extended to post FY29 Expected production in FY30 increased from previous ~740kt dip to ~900-1,000kt range – Medium term guidance of ~900-1,000kt copper from FY27 to FY3115 – ~400kt of potential incremental copper production over 5 years16 Limited impact on growth program timing Permitting process underway for Laguna Seca Expansion – Environmental Impact Statement (DIA) submitted March 2025 Hydrofloat pilot plant commissioned in April 2025 – Testing coarse particle flotation technology with potential for increase in copper recovery of ~4 – 6 ppt Capital cost optimisation underway across growth program Los Colorados Concentrator Extension capex reduced by >50% vs. previous estimate Pre-2030s production update gives confidence to extend medium term guidance; permitting and other initiatives tracking well Escondida new concentrator design 13 May 2025 Bank of America Global Metals, Mining & Steel Conference 11 Escondida open pit Escondida hydrofloat pilot plan 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 0.0 0.5 1.0 1.5 2.0 Copper Equivalent grade (%) 19

Vicuña indicates world class potential

Resource updates at Filo del Sol (FdS) and Josemaria an important step towards the development of emerging copper district

A long-term strategic alliance between BHP and Lundin Mining

- Potential for Vicuña to develop into a world class producer

FdS largest greenfield copper deposit discovered in last 30 years

- Filo del Sol and Josemaria deposits combined resources of 11 Bt[18]
- Filo del Sol has a high-grade core comprising:
  - 0.6 Bt at 1.1% CuEq Measured and Indicated Mineral Resources
  - 0.9 Bt at 0.9% CuEq Inferred Mineral Resources

Substantial gold and silver by-products[18]

- Second largest gold and silver resource when compared to the world's largest copper mining complexes

RIGI framework provides attractive incentives

- Two years from July 2024 to qualify the project under RIGI

Next steps

- Integrated technical report for combined project due in Q1 CY26

Vicuña large scale vs. global projects[17]
(Total resource and reserves of undeveloped copper projects, Bt)



14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0.0
0.5
1.0
1.5
2.0
Vicuña[18]
M&I
Inferred
Size of bubble: Contained copper
38Mt contained copper
(51Mt copper equivalent)
FdS high grade sulphide core (M&I only)[18]
Resolution Copper NOJV
Copper Equivalent grade (%)[19]

Source: Lundin Mining reports, BHP Analysis, Wood Mackenzie.
Note: M&I – Measured and Indicated; Vicuna Mineral Resources are based on information prepared by Vicuña Corp, and published by Lundin Mining in a press release dated 5 May 2025. BHP is currently conducting a separate review of the Vicuña estimates in connection with our FY25 Annual Report. RIGI is the Incentive Regime for Large Investments.

Bank of America Global Metals, Mining & Steel Conference
13 May 2025
12
BHP

Jansen's strengths similar to WAIO's

Developing a best in class new potash mine expected to generate strong cashflow through the cycle

WAIO		Jansen
Pilbara Australia	**Favourable position in a world class basin**	Saskatchewan Canada
>60 YEARS[20] · 29.5 Bt of total resource[21]	**Significant resource base**	~55 YEARS[22] · 6.5 Bt of total resource[23]
	Low cost	
>305 Mtpa medium term · Studies for up to 330 Mtpa	**Significant brownfield growth optionality**	~8.5 Mtpa stages 1 & 2 · Options for up to ~17 Mtpa[24] from Jansen
>80% FCF conversion[25]	**Low sustaining capital**	>80% FCF conversion[26]


Jansen

Bank of America Global Metals, Mining & Steel Conference
13 May 2025

13

BHP

Why BHP? 13 May 2025 14 Bank of America Global Metals, Mining & Steel Conference Operational excellence A winning strategy, world class assets operated well and a clear, disciplined approach to capital allocation Disciplined capital allocation Winning strategy Value driven growth Focus on commodities with large scale and differentiated drivers leveraged to megatrends World’s lowest cost major iron ore producer Best track record of delivering guidance amongst competitors Attractive organic pipeline in copper and potash Reliable, with highest margin27 producer and consistent cashflow enabling both returns and growth Largest copper producer12 set to deliver long term growth Well placed to deliver resilient returns and value through the cycle

BHP

1. Slide 4, 6: BHP Underlying EBITDA margin (excluding third party products). Competitor data compiled from publicly available information (company reports). Bloomberg commodity index (Source: Bloomberg, BCOM Index) as at the end of each quarter. 2. Slide 4, 6: See chart demonstrating consistent net operating cash flows between FY10 and H1 FY25. BHP net operating cash flow information related to periods prior to FY20 are as reported and have not been restated for IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. FY11 and FY10 have also not been restated for other accounting standard changes. Presented on a total operations basis. 3: Slide 5: Gearing calculated as net debt divided by net debt plus net assets. 4. Slide 6: Chilean copper refers to Escondida and Pampa Norte, excluding exploration. Chilean growth program includes Escondida new concentrator, Laguna Seca expansion, Spence throughput and recovery increase, Escondida and Pampa Norte leaching options. Further potential includes leaching extension through Nitrate Leach, and Cerro Colorado Hypogene development. 5. Slide 6: We are assessing the pathway to deliver >500 ktpa of copper production in the early 2030s (>700 ktpa CuEq), and a strategy to deliver up to 650 ktpa copper production by the middle of next decade. Aspiration includes Inferred Resources from Oak Dam and Exploration studies at OD Deeps. 6. Slide 7: BHP analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors, including Fortescue and Rio Tinto. There may be differences in the manner that third parties calculate or report unit costs compared to BHP, which means that third-party data may not be comparable to our data. WAIO C1 unit costs excludes royalties (government and third-party royalties), net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses and other income. 7. Slide 7: Source: Company reports. Escondida costs calendarised. 8. Slide 8: Source: BHP analysis based on publicly available sources, including Company announcements, WoodMac, Bloomberg, Baltic and Mysteel. 9. Slide 8: Source: Woodmac Q4 2024 dataset. Cost curve includes seaborne supply and Chinese domestic iron ore. Chart is truncated to US$120/dmt. Cost curve on a value-adjusted all-in costs basis: the net of C1 cash costs, sustaining capital, royalties and levies, and value-in-use adjustments (discounts or premiums received) associated with the quality of iron ore products shipped/sold. The illustrated costs and volumes are individually shown at an asset level, except for the four major iron ore producers that are aggregated to company level. 10. Slide 8: BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors, including Fortescue, Rio Tinto and Vale. There may be differences in the manner that third parties calculate or report unit costs compared to BHP, which means that third-party data may not be comparable to our data. WAIO C1 unit costs excludes royalties (government and third party royalties), net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses and other income. 11. Slide 9: PHCC defined as per Woodmac quality grades, including PLV and PMV coals that are typically priced of the premium low-vol (PLV) index (or equivalent) published by price reporting agencies. Competitor sales are sourced from Woodmac and adjusted to reflect latest ownership changes. Sales share by operators (not basis equity). 12. Slide 10, 14: BHP copper production data calculated on a reported basis for the 2024 calendar year (on a reported basis as reported in BHP’s Operational Reviews released in CY24). BHP production calendarised. Competitor reported copper production data for the 2024 financial year compiled from publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck. 13. Slide 10: Largest copper mineral resources on a contained metal basis, equity share. Source BHP data: BHP Annual Report 2024. 14. Slide 10: BHP data is calendarised. 15. Slide 11: Medium term guidance is from FY27 to FY31 and was previously from FY27 for “a period”. 16. Slide 11: Based on the extension of the Los Colorados concentrator beyond FY29, and operational improvements across mining, throughput and recovery. 17. Slide 12: Size of bubble is contained copper. Undeveloped projects based on Woodmac data and include Pebble, Resolution, El Pachon, La Granja, KSM Project, El Arco, Llurimagua, NuevaUnion, Tampakan Project, Cascabel, Twin Metals, Vizcachitas, Taca Taca, Baimskaya. 18. Slide 12: Vicuna Mineral Resources are based on information prepared by Vicuña Corp, and published by Lundin Mining in a press release dated 5 May 2025. BHP is currently conducting a separate review of the Vicuña estimates in connection with our FY25 Annual Report. 19. Slide 12: Copper equivalent based on Woodmac Q4 2024 dataset for undeveloped projects with Vicuña Mineral Resources based on information prepared by Vicuña Corp, and published by Lundin Mining in a press release dated 5 May 2025. The calculation for Vicuña uses metal prices of US$4.43/lb copper, US$2,185/oz gold and US$28.80/oz silver and recoveries of 78% for copper, 62% for gold and 65% for silver. 20. Slide 13: Could potentially support greater than 60 years of operation based on reserves and exclusive resources and subject to full conversion of resources into reserves and assuming a nominal production rate. Reserves and exclusive resources obtained from FY23 WAIO Technical Report Summary (TRS). 21. Slide 13: See HY25 Results Announcement for further information. Based on FY24 Mineral Reserves published in Form 20-F (SEC). 22. Slide 13: Could potentially support 55 to 57 years of operation based on reserves and exclusive resources and subject to full conversion of resources into reserves and assuming a nominal production rate. Reserves and exclusive resources obtained from FY24 Jansen TRS. 23. Slide 13: See BHP FY24 Annual Report for further information. Based on FY24 Mineral Reserves published in Form 20-F (SEC). 24. Slide 13: Jansen has the potential for two additional expansions to reach an ultimate production capacity of 16 to 17 Mtpa (subject to studies and approvals). 25. Slide 13: WAIO FCF conversion is calculated as FCF (EBITDA – Capex) divided by EBITDA. Refer to WAIO’s low cost position on slide 8. 26. Slide 13: Jansen FCF conversion is calculated at a long term consensus price of US$301/t based on Argus and CRU data and represents the average during the first 10 years of operations (FY27-FY36). Calculated as expected FCF (EBITDA – Capex) divided by EBITDA. Jansen Stage 1 and 2 is forecast to be first quartile on the cost curve when it reaches full production. Underlying EBITDA margins for Jansen Stage 1 and Stage 2 of approximately 65% to 70% are expected due to the forecast low-cost position of US$105 to US$120/t. Operational expenditure includes costs relating to the Jansen mine and port and rail costs, excludes carbon tax, as is based on Real 1 July 2023. 27. Slide 14: BHP have delivered an underlying EBITDA profit margin of over 50 per cent for eight-consecutive years ahead of our competitors. Source BHP data: BHP Annual Report 2024. Footnotes Bank of America Global Metals, Mining & Steel Conference 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 13, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary